Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following are excerpts from the transcript of Patterson-UTI’s conference call on July 27, 2023 regarding Patterson-UTI’s second quarter 2023 earnings. The excerpts contain only those portions of the transcript relating to the proposed merger of Patterson-UTI and NexTier Oilfield Solutions Inc.

Operator

Thank you for standing by. At this time, I would like to welcome everyone to the Patterson-UTI Energy Second Quarter 2023 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

[…]

C. Andrew Smith, Executive Vice President and Chief Financial Officer

[…]

Net income for the second quarter was $84.6 million, or $0.40 per share, which included $7.9 million of merger and integration expense, and $3.8 million of impairment expense in our E&P business.

During the second quarter, we repurchased 1.8 million shares, which brings the total repurchases under our share repurchase program through the first half of the year to 7.4 million shares, or approximately 3.5% of the shares that were outstanding at the beginning of the year, including $33.5 million of dividends, we have returned approximately $126 million of cash to our shareholders through the first six months of 2023. At June 30, $281 million remained under our share repurchase authorization. However, our ability to repurchase shares during the third quarter may be limited due to the pending merger with NexTier. We remain committed to targeting a return of 50% of free cash flow to shareholders through a combination of dividends and buybacks. Through the first half of 2023, we’re well ahead of this target as we opportunistically repurchase shares during the quarter.

[…]

William A. Andy Hendricks, President and Chief Executive Officer

[…]

Also, we are very excited about the recent announced transactions to strengthen our position as a leading provider of drilling and completions services in the United States. The merger with NexTier will bring together two top-tier and technology-driven drilling and well completions businesses, creating a leading platform at the forefront of innovation. Similarly, Ulterra’s leading position in the PDC drill bit business will expand our operational and technology platform, expand our data portfolio, and broaden our geographic footprint through strong relationships with key international customers, especially in the Middle East. We continue to work toward closing these transactions and look forward to welcoming employees from both NexTier and Ulterra to the Patterson-UTI team.

With that, we’d like to thank all of our employees for their hard work, efforts, and successes to help provide the world with oil and gas for the products that make people’s lives better.

Cheryl, we’d now like to open the call to questions.

[…]

Q—Derek Podhaizer, Analyst, Barclays,

Got it. That’s helpful. Switching over to pressure pumping, obviously, whitespace is putting downward pressure on your profitability. Can you just talk about when you merge with NexTier and you fold into the NexTier integration strategy, how should we think about those synergies that you could unlock? And what are you missing today that NexTier provides? And where do you expect profitability to go as you continue to upgrade these assets to Next Gen and you fold into the wellsite integration strategy that NexTier brings to the table?

A—William A. Andy Hendricks

Yeah, if you look at our fleet of 12 spreads, their performance for the customers they’re working for is very strong, they’re very competitive, and we’re going to have 10 dual fuel spreads, so it’s very marketable 12 spreads that we have. As we roll it into NexTier, what we’re really going to gain is the integration of all the other ancillary services that we can layer on there, whether it’s wireline, logistics, sand handling, things like that. The power fuel systems that they have for natural gas blending at the well-site, so we’ll be able to layer that over time on our 12 spreads and that’s where we get a lot of upside on the 12 spreads that we’re running today.

[…]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and NexTier’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s and NexTier’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s and NexTier’s control. These factors and risks include, but are not limited to, adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s and NexTier’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s and NexTier’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI or NexTier do not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s and NexTier’s debt agreements; and other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Patterson-UTI’s and NexTier’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s or NexTier’s SEC filings, both of which are available through the Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov, or with respect to Patterson-UTI’s SEC filings, Patterson-UTI’s website at http://www.patenergy.com, or with respect to NexTier’s SEC filings, NexTier’s website at https://nextierofs.com. Patterson-UTI and NexTier undertake no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. The information in such registration statement is not complete and may be changed. Each of Patterson-UTI and NexTier also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. After the registration statement is declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023, and Patterson-UTI’s amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on July 17, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.